October 11, 2002

VIA EDGAR

H. Yuna Peng
Securities and Exchange Commission
Judiciary Plaza
450th  5th Street, NW
Washington, DC 20549

RE: SEPARATE ACCOUNT KG OF ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY ("AFLIAC")

         CIK NO.:  0001019130

         REQUEST FOR WITHDRAWAL OF REGISTRATION STATEMENT ON FORM N-4
         FILE NO. 333-98453                 ACCESSION NO.: 0000912057-02-033018

Dear Ms. Peng:

On August 21, 2002, the Separate Account KG ("Registrant"; File No. 811-07767) of Allmerica Financial Life Insurance and Annuity Company ("AFLIAC") filed the above-referenced initial registration statement (File No. 333-98453) on Form N-4 for certain flexible payment deferred variable annuity contracts to be sold in all jurisdictions except New York.

The registration statement has not yet gone effective and no securities were sold in connection with the offering. AFLIAC has undergone a recent change in strategic direction. As a result of this change and as a result of current economic conditions, we are no longer moving forward with the marketing of the above product in the distribution channel originally contemplated. AFLIAC therefore has determined that it is appropriate to withdraw registration statement File No. 333-98453 at this time.

The Registrant hereby requests withdrawal of the registration statement on Form N-4, File No. 333-98453, pursuant to Rule 477(a) under the Securities Act of 1933. If there are any questions concerning this request, please contact the undersigned at 508-855-3729.

                                          Very truly yours,



                                          Rachel Creutz Rhodes
                                          Asst. Vice President and Counsel